INTELLICELL BIOSCIENCES, INC.
30 EAST 76th STREET, 6th FLOOR
NEW YORK, NEW YORK 10021

October 19, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Pamela Long, Assistant Director
Terence O’Brien, Accounting Branch Chief
Dietrich King, Senior Attorney
Sherry Haywood, Staff Attorney

Re:	Intellicell Biosciences, Inc.
Amendment No. 3 to Form 8-K
Filed August 11, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 22, 2011
File No. 333-49388

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated September 7, 2011 (the "Comment Letter") relating to the Amendment No. 3 to the Current Report on Form 8-K/A filed August 11, 2011 (the “8-K”) and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (the “Form 10-Q”) of Intellicell Biosciences, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

Current Report on Form 8-K/A Filed August 11, 2011

General

1.	Please provide us with your analysis supporting your decision not to provide former shell company disclosure pursuant to Item 5.06 of Form 8-K.

Response
The Company acknowledges the Staff’s comment and respectfully advises the Staff that as stated in the Company’s response letter, dated June 27, 2011, the Company had been advised by the persons that were acting as the principal officers and director, as well as the general counsel, of the Company immediately prior to the reported transaction (Mr. Joseph Cellura and Ms. Rachel Baer) (“Management”) that the Company was not a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In that regard, we have been provided with certain information and documentation from such persons, as well as from a third party, which support the basis of their position that the Company did not meet the definition of a shell company, as defined in Rule 12b-2 under the Exchange Act, immediately prior to the reported transaction. Specifically, a summary of certain of the information and documentation that was provided included the following:

Securities and Exchange Commission
October 19, 2011

●
Meetings with the principal officers, director and general counsel, of the Company, as well as meetings with other employees of the Company involved the development of the Company’s proposed business and digital Trading card platform;

●	A walk through of the Company’s website to demonstrate the functionality of the platform that had been built and upon which the Company’s business plan and operations were based;
●
An Assignment Agreement with Malibu Entertainment Group, Inc., a privately-held company controlled by Mr. Joseph Cellura (the then CEO of the Company), pursuant to which Malibu Entertainment Group assigned its rights under a certain Master Distributor Agreement dated January 20, 2010 between Malibu Entertainment Group and aVinci Media, LC.  The Master Distributor Agreement granted Malibu (and by way of the Assignment the Company) the non-exclusive right to sell aVinci products in the United States directly to any municipality, school, school district, club, organization or sports team, or through such organizations or associations to any end consumer;

●
A License Agreement, dated January 1, 2011, with Tarsin (Europe) Limited a United Kingdom corporation (“Tarsin”), pursuant to which the Company was granted the rights to utilize Tarsin’s CAPSA platform for the Company’s digital trading card system and for development of said systems; and

●	A timeline of events and activities regarding the development of the Company’s digital trading card platform from both Management and Tarsin; and
●	Evidence regarding expenses paid with respect to the company’s operations, including but not limited to, the development of the Company’s digital trading card platform.

We also note that, as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, the Company raised an expended in excess of $900,000 during the fiscal year ended December 31, 2010.

Accordingly, based upon the foregoing, the Company submits that it was not a shell company immediately before the reported transaction, and that it has, in all respects, complied with its filing obligations.

Cautionary Note Regarding Forward-looking Statements, page 4

2.
We note your disclaimer of any obligation to update predictive statements. Please revise your disclosure to clarify that your disclaimer is subject to any requirements to update imposed by applicable law.

Response
The Company acknowledges the Staff’s comment and has revised page 4 of the 8-K in accordance with the Staff’s comment.

Item 1.01 Entry into a Material Definitive Agreement, page 5

3.	Please disclose the date on which you changed, or intend to change, your legal name.

Response
The Company acknowledges the Staff’s comment and has revised page 5 of the 8-K in accordance with the Staff’s comment.

Securities and Exchange Commission
October 19, 2011

Changes Resulting from the Transaction, page 6

4.	We note your summary description of Intellicell’s business plan. Please revise your disclosure to explain in plain English the business in which you are engaged or intend to engage.

Response
The Company acknowledges the Staff’s comment and has revised page 6 of the 8-K in accordance with the Staff’s comment.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 7

Description of Business of Intellicell, page 8

5.
We note terms used such as "a proprietary system developed by the founder" and "this system includes an ultrasonic cavitation." Please describe in clear, concise, non-technical language the business is which you are engaged or intend to engage. Your current disclosure in this regard is unclear. Please refer to the applicable requirements in Item 1.01 of Regulation S-K.

Response
The Company acknowledges the Staff’s comment and has revised page 8 of the 8-K in accordance with the Staff’s comment.

Strategy, page 8

6.
Please revise your disclosure to explain what the tissue processing centers do. Please explain what therapies will be administered at the centers. Please further explain what you mean by the phrase "optimal market entry opportunities and revenues."

Response
The Company acknowledges the Staff’s comment and has revised page 10 of the 8-K in accordance with the Staff’s comment.

7.	Please file the license agreement for the Palm Beach center as an exhibit or tell us why you believe you do not need to file the agreement. Please refer to Item 601(b)(10) of Regulation S-K.

Response
The Company acknowledges the Staff’s comment and has filed the license agreement for the Palm Beach center as Exhibit 10.5 to the Form 8-K.

Securities and Exchange Commission
October 19, 2011

Research and Development, page 8

8.
Please disclose the status of your discussions with researchers and universities. In addition, please revise the last sentence in this section to clarify what you mean and how it bears on your research and development activities.

Response
The Company acknowledges the Staff’s comment and has revised page 10 of the 8-K in accordance with the Staff’s comment.

Competition, page 8

9.	Please disclose the methods of competition in your industry.

Response
The Company acknowledges the Staff’s comment and has revised page 10 of the 8-K in accordance with the Staff’s comment.

Properties, page 12

10.	Please provide applicable disclosure about your processing centers in New York City, Philadelphia, Dallas/Fort Worth and New Orleans. Please refer to Item 102 of Regulation S-K.

Response
The Company acknowledges the Staff’s comment and has revised page 10 of the 8-K in accordance with the Staff’s comment.

Management's Discussion and Analysis or Plan of Operation, page 16
11.	Please revise your disclosure to explain how you generate, or intend to generate, revenue.

Response
The Company acknowledges the Staff’s comment and has revised page 21 of the 8-K in accordance with the Staff’s comment.

Contractual Obligations, page 19

12.	Please provide disclosure about your 13-year office lease guaranty described on page 12.

Response
The Company acknowledges the Staff’s comment and has revised page 21 of the 8-K in accordance with the Staff’s comment.

Securities and Exchange Commission
October 19, 2011

Directors and Executive Officers, Promoters and Control Persons, page 21

13.	Please provide the director independence information required by Item 701(a) of Regulation S-K.

Response
The Company acknowledges the Staff’s comment and has revised page 23 of the 8-K in accordance with the Staff’s comment.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Note 4 Notes Payable, page 13

14.
Please provide us with an expanded description of the transaction with Consorteum Holdings, Inc., including a description of the parties and summary of key terms. Explain the nature of any prior relationships between Consorteum Holdings, Inc., Media Exchange Group, Intellicell, and the holders of the notes assumed by Consorteum. Provide an analysis of the accounting for the spin-off of the digital trading card business and the disposition of the notes, including the specific accounting guidance supporting the treatment. In the pro forma financial statements provided in the Form 8-K you present a gain on the transaction of $1.7 million. However, in Note 4 you state no gain was recorded on the sale because "the assets acquired in conjunction with the merger were valued at an amount equal to the notes assumed by Consorteum." Clarify what assets are being referred to and explain the accounting thoroughly.

Response
The Company acknowledges the Staff’s comment and has revised Note 4 in the 10-Q to expand the description of the transaction with Consorteum Holdings Inc. (“Consorteum”) and clarified that Consorteum was an unrelated company. The Company incorrectly characterized this transaction as a spin off in the proforma financial statements provided in the 8-K, inclusive of this transaction.  As such, the Company has revised the pro forma statements to conform to the accounting treatment as now described in Note 4 to the amended 10-Q and attached a copy of such pro forma financials as Exhibits 99.4 and 99.5 to the 8-K.

Note 7 — Derivative Liabilities, page 15

15.
Please provide a calculation supporting the $11.3 million change in the fair value of the warrants and embedded conversion feature of the notes. The analysis should show the value of the derivatives at the various inception dates and the value at June 30. Demonstrate the change in fair value recognized in earnings includes changes in the value of the derivatives since the issuance of the respective debentures and does not include the initial recognition of the derivatives. Explain the underlying reason for the increase in fair value and provide supporting analysis of the underlying assumptions. Explain how you determined your share price for the relevant valuation dates.

Response
The Company acknowledges the Staff’s comment and advises the Staff that in May 2011, the Company completed a convertible debt offering aggregating $1,385,000.  Each unit offered consisted of a $50,000 subordinated convertible debenture payable one year from the date of issue with interest at a rate of 6% and convertible, at the option of the holder, into the Company’s common stock at an initial conversion price of $1.72 per share and a detachable five (5) year warrant to purchase 57,143 shares of the Company’s common stock at an exercise price of $1.72 per share.  The proceeds from the issuance of convertible debt securities with detachable warrants were allocated between the warrants and the debt security, using the relative fair value method. The fair value of the detachable warrants resulted in a discount on the convertible notes payable, which is being amortized over the life of the debt. As of June 30, 2011, the Company recorded an original issue discount of $263,146 related to the value of the warrants that will be amortized as interest expense over the initial one year term of the convertible debentures.

Securities and Exchange Commission
October 19, 2011

The convertible promissory notes were initially convertible into common shares based on a fixed conversion price of $1.72, and are subject to anti-dilution protection if the Company sells shares or share-indexed financing instruments at less than those prices. This conversion feature was deemed to be an embedded derivative, since the Company concluded that the instruments issued are not indexed to the Company's stock under EITF 07-05.  Therefore, the Company separately valued the embedded derivative to be $25,418, using the Black-Scholes model at May 31, 2011, and treated this as an additional original issue discount that is being amortized over the life of the convertible debt.

The detachable warrants issued in this financing arrangement are also required to be carried as a liability, at fair value in accordance with EITF 07-05. As discussed above, the fair value of the warrants on the closing dates has been estimated using the Black-Scholes model.

In accordance with the Merger Agreement, all outstanding convertible notes and warrants issued by the Company entitle the holder to convert or exercise, as the case may be, into and receive the same number of shares of the Company common stock as the holder of the notes and warrants would have been entitled to receive pursuant to the Merger had such holder exercised such notes and warrants in full immediately prior to the closing of the Merger. As a result, there was an adjustment to the number of shares and the exercise or conversion price of the notes and warrants.  The $1,385,000 of notes outstanding are convertible into an aggregate of 1,562,566 shares of common stock of the Company (at a conversion price of $0.88) and warrants to purchase an aggregate of 3,071,542 shares of common stock of the Company (at an exercise price of $0.88).

In accordance with GAAP, the Company determined the fair value of the derivate liabilities as of and for the three months ended June 30, utilizing the Black-Scholes valuation model. The change in fair value of the liability for the embedded conversion feature of the convertible notes resulted in a charge to income of $3,387,351 for the three and six months ended June 30, 2011. The fair value of the derivative conversion features was determined to be $3,419,560 at June 30, 2011.

The Company accounted for the detachable warrants included with the convertible debentures as derivative liabilities and determined the value of the derivate feature of the warrants issued during the three months and six months ended June 30, 2011 at the relevant closing dates to be $48,000 and $284,401, respectively, utilizing the Black-Scholes valuation model. The change in fair value of the liability for the warrants resulted in a charge to income of $7,929,262 and $7,938,552, respectively for the three and six months ended June 30, 2011. The fair value of the derivative conversion features was determined to be $3,419,560 at June 30, 2011.

Securities and Exchange Commission
October 19, 2011

A summary of the valuations of the derivatives are as follows:

Intellicell Biosciences Inc.
Bridge Notes - Detachable Warrant /Embedded Conversion
		Warrant Valuations			Embedded Conversion Feature Valuation
		31-Mar-11	31-May-11	30-Jun-11	31-Mar-11	31-May-11	30-Jun-11
Notes	A	$200,000	$1,185,000	$1,385,000	NA	$1,385,000	$1,385,000

Convertible @	B	1.72	1.72	0.887		1.72	0.887

Common Equivalents	A /B	116,279	688,953	1,561,443		805,233	1,561,443

Gross Proceeds		$200,000	$1,185,000	$1,385,000		$1,385,000	$1,385,000

Market Value (most recent sales)		$0.50	$0.50	$3.00	$0.50	$0.50	$3.00

Embedded Conversion Value					$0.05	$0.04	$2.19

Warrants	G	228,572	1,354,289	3,071,542

Warrant Value (utilizing Black-Scholes)	H	0.21000	0.21000	2.67022

Valuation	G * H or	$48,000	$284,401	$8,201,698	$-	$32,209	$3,419,560

Relative Value - Initial Measurement

Pre Merger
Embedded Conversion	$32,209	2%	25,418	$6,791
Warrant	$284,401	19%	224,436	$59,965
Debt	$1,185,000	79%	935,146
	$1,501,610	100%	1,185,000

March 31, Calculations
Relative Value Method:	31-Mar-11		Proceed
			Allocation
Warrant	$48,000	19%	38,710	$9,290
Debt	$200,000	81%	161,290
	$248,000	100%	200,000

Securities and Exchange Commission
October 19, 2011

To record initial of $200,000 convertible dentures with detachable warrants

Change in fair value of warrant derivative liability	9,290.00		P&L
Derivative Liabilities		9,290.00	BS
To record original issue discount applicable to warrant valuation for convertible debentures at 3/31

Convertible Debenture-Derivative	38,709.68		BS
Derivative Liabilities		38,709.68	BS
To record Derivative liability associated with full ratchet provision of convertible debentures and warrants

To Record initial issuance of $1,185,000 convertible debentures with detachable warrants

Convertible Debenture-Derivative	$25,418.07		BS
Derivative Liabilities		$25,418.07	BS
To record Derivative liability associated with full ratchet provision of convertible debentures to be amortized to interest over term of debenture

Convertible Debenture-Derivative	$224,435.67		BS
Derivative Liabilities		$224,435.67	BS
To record Derivative liability associated with full ratchet provision of convertible debentures warrants to be amortized to interest over term of debenture

Change in fair value of warrant derivative liability	$59,965.05		P&L
Derivative Liabilities		$59,965.05	BS
To record initial discount applicable to warrants issued during the QE 6/30

Change in fair value of warrant derivative liability	$6,791.24		P&L
Derivative Liabilities		$6,791.24	BS
To record initial discount applicable to embedded conversion issued during the QE 6/30

To record change in derivative liability at June 30, 2011

Change in fair value of warrant derivative liability	$7,869,297.29		P&L
Derivative Liabilities		$7,869,297.29	BS
To adjust value of derivative liability to FMV at June 30, 2011

Change in fair value of warrant derivative liability	$3,387,350.87		P&L
Derivative Liabilities		$3,387,350.87	BS
To adjust value of derivative liability to FMV at June 30, 2011

Securities and Exchange Commission
October 19, 2011

Liquidity and Capital Resources, page 22

16.
You state you will require additional cash to fund your operations for the next twelve months. In future filings, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Provide a discussion of your expected cash needs, including, a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in section 501.03(a) of the Codification of Financial Reporting Policies. Please provide this information in your response letter.

Response
The Company acknowledges the Staff’s comment and the Company will update the disclosure in its future filings to state the estimated deficiency of its operations.  Management believes that in order to sustain operations, the Company currently will require, contingent upon the continued willingness of the Company’s principal officers to defer their compensation, a minimum of $2,000,000 to sustain operations, to maintain current staff and meet the obligations of a public company over the next 12 months.  The Company believes such funds can be obtained from shareholders and other investors.  There can be no assurance that we will be able to obtain further financing, do so on reasonable terms, or do so on terms that would not substantially dilute our current stockholders’ equity interests in us. If we are unable to raise additional funds on a timely basis, or at all, we probably will not be able to continue as a going concern.

Item 4. Controls and Procedures, page 24

17.
We note that the disclosure controls and procedures are evaluated under the supervision and with the participation of your chief executive officer. The evaluation must also be made by your principal financial officer, or persons performing similar functions. See Exchange Act Rule 13a-15(e). Please revise to include the evaluation of your disclosure controls and procedures of your principal financial officer, or persons performing similar functions.

Response
The Company acknowledges the Staff’s comment and has revised page 24 of the 10-Q in accordance with the Staff’s comment.

18.
We note your disclosure of disclosure controls and procedures in the second sentence. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective in that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. See Exchange Act Rule 13a-15(e). Please amend your Form 10-Q to state simply the effectiveness conclusion without reference to this definition or do so with a full and accurate reference to the rule.

Response
The Company acknowledges the Staff’s comment and has revised page 24 of the 10-Q in accordance with the Staff’s comment.

Securities and Exchange Commission
October 19, 2011

19.
We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please amend to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rulesfinal/33-8238.htm.

Response
The Company acknowledges the Staff’s comment and has removed the reference in accordance with the Staff’s comment.

Certifications, Exhibits 31.1 and 32.1

20.
We note the certifications of your principal executive officer. Please amend your filing to provide separate certifications for your principal executive officer and principal financial officer. If you do not have a principal financial officer, the person performing similar functions must execute the required certification. See Question 15 of the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 - Frequently Asked Questions  (issued November 8, 2002, revised November 14, 2002), which can be found at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Response
The Company acknowledges the Staff’s comment and has included a revised Exhibit 31 in the 10-Q in accordance with the Staff’s comment.

We hereby acknowledge the following:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

If you have any further comments and/or questions, please contact the undersigned at (212) 249-3050 or Richard A. Friedman, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Steven. A. Victor, M.D
Steven. A. Victor, M.D.

cc:           Richard A. Friedman, Sichenzia Ross Friedman Ference, LLP